

Mail Stop 7010

July 2, 2008

via U.S. mail and facsimile

Mr. Robert G. Simpson
Senior Vice President and Chief Financial Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **RE: Waste Management, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 001-12154**

Dear Mr. Simpson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Risk Factors, page 12

1. In future filings, please delete the last two sentences in the final paragraph on page 12. All material risks should be described. If risks are not deemed material, you should not reference them.

Legal Proceedings, page 18

2. We note your cross-reference to Note 10 of your Financial Statements for a discussion of your legal proceedings. If you continue this practice in future filings, please provide all information required by Item 103 of Regulation S-K for all legal proceedings, including proceedings with governmental authorities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

3. We note you have presented free cash flow disclosures on page 24. In future filings, please expand your disclosure to include all of the material limitations of this measure, including, but not limited to your ability to repay your debt obligations. To find out more about this, you can refer to Question 13 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures.

Critical Accounting Estimates and Assumptions, page 25

Accounting for Landfills

4. We note that accounting for landfills and related costs is a critical accounting estimate and involves many complicated assumptions. Those include the permitted and future capacity and future investments. Because of the judgment and complexity of this issue, we urge you to consider providing additional information and analysis. This information should be quantified and presented in tabular formats to assist in understanding. This information would be best included with your landfill capacity information shown on page 5. It would appear appropriate to include this information in either MD&A, or a footnote. Specifically we request that in future filings you provide the following:

   - An analysis of your investment in landfills, showing non-depletable land, development costs, construction-in-progress and accumulated depletion/amortization;
   - An estimate of future costs to be incurred on permitted and expanded landfills;
   - Show a calculation of your average per ton rates for each period presented;
   - Provide narrative analysis explaining significant changes in estimates of future costs, and changes in estimates of landfill capacity. Such narratives should be accompanied by quantified impacts that such changes in estimates have had on the results of operations.

   It appears that you may use different per ton rates for each landfill. If so, we still urge you to consider ways in which you can quantify the impact of changes in the assumptions described above. In other words, isolate the impact that the change in estimate of future costs had on the results of operations, independent of acquisitions and divestitures. Quantify the impact that the net change in estimated landfill capacity had on results of operations independent of acquisitions and divestitures. Explain why the estimates changed.

Controls and Procedures, page 116

5. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of December 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

6. In future filings, please explain what "individual performance modifier" means. In addition, please clarify whether the adjustments can go up or down.

7. We note your table on page 17 relating to the annual bonuses for named executive officers. In future filings, please disclose how the actual results achieved are correlated to the percentage of payout earned.

8. On page 20, you discuss the fact that some or all of the payout under the 2005 awards made to "covered employees" may not be deductible for federal income tax purposes. In future filings, please consider providing quantification so that investors can better understand what this means.

Performance Share Units, page 20

9. We note your disclosure in the last paragraph of this section that your exclusion of extraordinary, unusual, and one-time items from calculating performance payouts is consistent with your compensation philosophy. Please tell us, with a view toward future disclosure, which component(s) of your philosophy to which this statement refers.

Summary Compensation Table, page 20

10. Please provide the information requested by Item 407(e)(4) of Regulation S-K under the caption "Compensation Committee Interlocks and Insider Participation."

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, to Lesli Sheppard, Staff Attorney, at (202) 551-3708, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant